July 20, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
       Amendment No. 1 to Registration Statement on Form SB-2
       File No. 333-132429
       Filed on July 3, 2006

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Refer to comment 2. Please provide us with support for your statement that you are "a principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo." Further, include support for your statement you will see a 20 percent growth over the next several years.

2.   Please refer to your responses to our comment letter dated April 17, 2006. We note the statement in your response that "the Company does not conduct business with Sudan." We also note the statement in the registration statement as filed on March 15, 2006, that

"our products are being exported to the neighboring countries such as … Sudan." It is not clear to us whether the subsequent statement that you do not conduct business in Sudan refers only to direct sales by you, or means also that you have no indirect contacts with Sudan, including, but not limited to, sales by you to third parties who then resell your products into Sudan, or sales by you to third parties who then use your products to ship goods into Sudan. Please clarify.

If your products are sold into Sudan by third parties, are sold to third parties who then use your products to ship goods into Sudan, or otherwise are distributed into Sudan, please provide the information requested by our prior comments with respect to such sales and/or distribution. Include in your response a discussion of the material terms of any distribution agreements or other arrangements or understandings, formal or informal, pursuant to which your products are exported to Sudan.

Risk Factors, page 2

3.   We note that your financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, your independent auditor is registered with the PCAOB and the audit has been conducted in accordance with the standards of the PCAOB. In that regard, please clarify to us the nature of the inaccuracies that may be in your financial statements as a result of your auditor not being licensed in California.

We must comply with numerous environmental, health and safety laws and regulations…, page 3

4.   We are unable to locate any revisions made pursuant to comment 14. Please revise or advise.

Our independent auditor, Gately and Associates, LLC, is not licensed to practice in the State of California…, page 4

5.   Please revise to indicate whether a California company may use an independent auditor who is not licensed in the State of California. We note your statement that you "may need to retain another firm."

There are risks associated with our operations in the Democratic Republic of Congo…, page 3

6.   We have reviewed your revisions in response to prior comment 12, and we re-issue the first part of the comment that asked for more specificity regarding the risks inherent in doing business in the DRC. For example, your disclosure refers to uncertainties that are present "in any of the countries in which [you] could operate."

Future sales by our stockholders may negatively affect our stock price…, page 5

7.   We note your response to comment 22. Please indicate, if true, that all remaining shares will be eligible to be resold pursuant to Rule 144 subject to the volume and manner of sale limitations.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 12

8.   Refer to comment 31. We are unable to locate disclosure describing the indemnification provisions for your directors and officers as provided by your Bylaws. Please revise or advise.

Description of Business, page 12

9.   We note your disclosure in the "Risk Factors" section that indicates that you do not operate under long-term supply contracts with any of your customers. Please revise the "Business" section to discuss the nature of the contracts you have with suppliers, including whether the contracts have a stated duration or are terminable at will and whether there are any material termination clauses.

Significant Clients, page 13

10.   Please revise your disclosure regarding the percentage of your aggregate sales that come from each of your material customers so that it is consistent with your disclosure on page 3. We note, for example, that on page 3 you list Sucriere as a 15 percent customer, while your disclosure on page 13 lists it as a 30 percent customer.

Management Discussion and Analysis, page 13

11.   Please provide additional disclosure regarding the fact that, in order to meet the demand for your products, you have imported a substantial number of bags that were then sold to your customers. In connection with this, for example, please disclose the effect this has had on your profit margin per bag. In addition, please discuss whether this impacted the fact that, for the year ended December 31, 2005, expenses increased at a greater rate than gross revenues.

12.   Please provide additional specificity regarding your statement that "more and more of [y]our products are being exported to the neighboring countries such as Angola and Central African Republic. Please disclose the portion of your sales that were exported to these countries during recent periods.

Results of Operations, page 14

13.   Refer to comment 41. We are unable to agree that the comment is no longer applicable.
        As such, please explain how an increase in demand for polypropylene bags can absorb
        the overall net affect of the increased costs of raw materials. In this regard, we note that
        you were unable to increase your selling cost.

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

Total Expenses, page 14

14.   In the first paragraph under the heading "Total Expenses," you characterize the cost of
        revenues as total expenses. Please revise to more accurately describe the component of
        operations that you are discussing.

15.   You disclose that the overall increase in demand for bags has absorbed the overall net
        effect of the increased costs. It seems that as demand for bags increases, your absolute
        cost associated with producing those bags would increase as well. In this regard it is
        unclear how the increase in demand could absorb the effect of the increased costs. In
        addition, it appears that the increase in cost of goods sold exceeds the increase in revenue
        for the period. Please expand upon this disclosure by discussing profit margins or
        providing an alternate explanation for your claim.

16.   We note from your revised disclosure in Note 4 that the majority of general and
        administrative expense is comprised of depreciation. Please advise us why you did not
        list depreciation expense as a component of general and administrative expense, and
        revise your disclosure to include the effects of changes in depreciation year over year.

Net Income, page 15

17.   Please be consistent in your use of terminology. Revise you disclosure to use the term
        "net income" in place of "net profit" and "profit".

18.   Your disclosure indicates that net income ("profit") has increased due to an increase in
        revenues and a decrease in general and administrative expenses. However, we note that
        income before taxes has actually decreased. Please revise your disclosure to address this

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

19.   We note your statement that revenues increased as a result of an increase in the selling
        price of your units. Please clarify whether this implies that the number of products sold
        during this period was the same as or less than the number of products sold during the
        comparable quarter in 2005.

Plan of Operations, page 15

20.   We note your statement in the last paragraph on page 15 regarding demand for your product. Please tell us the basis for this projection and how a 20 percent projection is consistent with "the historical trends over the last few years." Also, please ensure that your presentation of projection information is complete and not limited to selective projections of only favorable items. For additional guidance on projections, please refer to Item 10(b) of Regulation S-B.

21.   Refer to comment 45. Please revise to quantify the funds needed to increase the capacity of your blow-molding production. In addition, please quantify the aggregate amount of funds to complete the items listed under the "Plan of Operations" section.

Description of Property, page 17

22.   We note your response to comment 51. Please revise to provide a more robust discussion of your property, plant and equipment in the Democratic Republic of Congo. For example, discuss the condition of the property. See Item 102 of Regulation S-B.

Certain Relationships and Related Transactions, page 17

23.   Refer to comment 53. Please revise to disclose the value you assigned to Tissakin Ltd. prior to your capital raising efforts. Also, confirm that the parties to the Share Exchange agreement are the same shareholders. In this regard, we note your statement that the parties to the Share Exchange Agreement are "similar" shareholders. We may have further comments.

24.   We note your response to comment 54; however, Item 404(d) of Regulation S-B requires that you disclose your promoters. See Rule 12b-2 of the Exchange Act for the definition of "promoter." Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

25.   Please have your independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if Gately & Associates LLP will qualify as the principal accountant.

Notes to the Financial Statements

26.   Please remove reference to the Independent Auditor's Report from the heading for the notes to both the year-end financial statements and the interim financial statements.

Syed Irfan Husain
American Business Holdings Inc.
July ____, 2006
Page 6

Note 1. Summary of Significant Accounting Policies

Industry, page F-7

27.   We note that your disclosure has been revised to change the date of the acquisition of
       Tissikin Ltd. Please clarify to us why this revision was made and the actual date of
       acquisition. In addition, please revise to disclose the correct acquisition date throughout
       your next amendment.

Note 3. Inventories, page F-9

28.   Your response to prior comment 63 indicates that you have made revisions to your
       disclosure. However, we are unable to determine where you made the requested revision.
       Please revise your filing to include 1) your method for determining the carrying amount
       of your inventory (e.g. the lower of cost or market, or otherwise), 2) the amounts for
       major classes of inventories such as raw materials, work-in-process and finished goods,
       3) the amount of any substantial write-downs resulting from the application of the lower
       of cost or market rule, if applicable, 4) significant market declines after the balance sheet
       date not recognized in pricing the inventories, 5) unusual or unusually significant
       purchase commitments, 5) liens against and pledges of inventories, 6) the nature of the
       cost elements included in inventory (e.g., material, labor, and overhead) and 7) if any
       general and administrative costs are included in inventory, the aggregate amount of the
       general and administrative costs incurred in each period, and the actual or estimated
       amount remaining in inventory at the date of each balance sheet. In addition, please note
       that standard costs should only be used for financial reporting purposes to the extent that
       they approximate actual costs. Please confirm to us whether your inventory accounted
       for under standard cost approximates the carrying value of the inventory if you had
       accounted for it using actual costs.

Note 9. Payroll Taxes Payable and Deferred Tax Assets and Liabilities, page F-11

29.   Your response to prior comment 65 indicates that you have made revisions to your
       disclosure. However, we are unable to determine where you made the requested revision.
       Please advise or revise to include the disclosure required by paragraphs 44 – 49 of SFAS
       109, as applicable, for the periods covered by your financial statements.

Part II

Item 27. Exhibits

30.   Refer to comment 68. We are unable to locate a specimen stock certificate. Please revise
       the exhibit index to include a specimen stock certificate and any other instruments
       defining the rights of security holders. See Item 601of Regulation S-B.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or me at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*